Mail Stop 3561

January 29, 2010

Via U.S. Mail and facsimile to (614) 238-4156

James A. McGrady
President and Chief Executive Officer
Retail Ventures, Inc.
4150 Fifth Avenue
Columbus, OH 43219

      Re: Retail Ventures, Inc.
              Form 10-K for Fiscal Year Ended January 31, 2009
              Filed April 30, 2009
              Form 10-Q for Periods Ended October 31, August 1 and May 2, 2009
              Filed December 15, September 10, and June 16, 2009, respectively
              Definitive Proxy Statement on Schedule 14A
              Filed May 29, 2009
              File No. 001-10767

Dear Mr. McGrady:

      We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 34

Critical Accounting Policies, page 35

1. We note your estimates inherent in the retail method calculation of inventories
    can significantly impact your ending inventory valuation at cost and resulting
    gross profit. In future filings please expand your discussion to indicate how your
    estimates are arrived and how accurate the estimates have been in the past.
    Include for example how often you take physical inventory counts, and triggers
    for markdowns. Refer to our Release 33-8350.

Term Loans -- Related Parties, page 45

2. In an appropriate location in the document, please identify completely Cerberus,
    Millennium, and Back Bay and their relationship to you, if any.

Contractual Obligations, page 47

3. Please tell us whether other non-current liabilities reflected on your balance sheet
    are included in your contractual obligations table or revise in future filings.
    Refer to Item 303(a)(5) of Regulation S-K.

Financial Statements

Note 1. Business Operations and Summary of Significant Accounting Policies, page F-9

4. Please disclose the types of expenses that you include in the cost of sales line
    item and the types of expenses that you include in the selling, general and
    administrative expenses line item. In doing so, please disclose specifically
    whether you include inbound freight charges, purchasing and receiving costs,
    occupancy costs and depreciation in cost of sales. If depreciation expense is
    excluded from cost of sales, then please revise the description of the line item to
    comply with SAB Topic no. 11.B.

5. Please revise in future filings to provide Schedule II - Valuation and Qualifying
    Accounts for the activity in your allowance for doubtful accounts receivable.
    Alternatively, you may provide such disclosure in the notes to the financial
    statements. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Note 2. Discontinued Operations and Held for Sale Operations, page F-16

6. We note your recognized income of $13.2 million in the year ended January 31, 2009 primarily as a result of your revaluation of the liabilities for the guarantees recorded. Please tell us what method you used to revalue the guarantees and your justification for doing so under generally accepted accounting principles. Refer to FIN 45-2.

Note 7. Long Term Obligations, page F-25

7. We note DSW's revolving loan contains covenants restricting its ability to pay cash dividends as well as various other restrictions. Please tell us what consideration you gave to providing condensed financial information of Retail Ventures and disclosure of restricted retained earnings. Refer to Rules Rule 4-08 (e)(3) and 12-04 of Regulation S-X.   Include in your response the amount of your restricted retained earnings.

Signatures

8. Please confirm that Mr. McGrady has signed as your principal executive officer, and identify your principal executive officer in that capacity in future filings. See General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the Quarterly Period Ended August 1, 2009

Consolidated Balance Sheet, page 2

9. We note from page 21 of the Form 10-K that on April 21, 2009, you set aside $2.5 million restricted cash associated with the forbearance agreement you entered into with the lenders of Filene's Basement. We are unclear why you did not classify this cash balance as restricted cash as of August 1, 2009. Please explain.

Note 4. Discontinued Operations, page 13

10. Clarify the meaning of your disclosure that "[t]he $64.9 million gain on the disposition of Filene's Basement is comprised of the write-off of the investment in Filene's Basement partially offset by the recording of guarantees of $12.0 million …" Support your calculation of the gain with a table showing your calculation and description of the items comprising the after tax gain of $64.9 million on the disposition of Filene's Basement. In future filings please expand your disclosure to clarify how a gain was derived from the disposition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Certain Liquidity Issues of RVI, page 39

11. We note RVI has no net sales on a standalone basis and also does not have any credit facilities under which it can borrow funds. Please tell us and revise your disclosure to indicate what sources of funds are currently available to RVI to satisfy it obligations.

Signatures

12. Please confirm that Mr. McGrady has signed the August 1 and May 2, 2009 Form 10-Qs as your principal financial officer, and identify your principal financial officer in that capacity in future filings. See General Instruction G of Form 10-Q.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

Overview of the Compensation Committee of the Board, page 19

13. We note your indication in the first bullet point that you approved bonus targets for NEOs for fiscal year 2008 based on the achievement of Filene's Basement operating segment EBIT and Retail Ventures corporate indirect/shared services expense reduction. Please disclose the amount of these targets, the level at which they were achieved and the weighting of each of them so that readers can understand how you arrived at the amounts disclosed in your Non-Equity Incentive Plan Compensation column.

Components of Executive Compensation and the Design of NEO Compensation Programs, page 20

14. You state here that market survey data was obtained in 2008 to provide a range of revenue from $281 million to $1.4 billion. On page 25, however, you state that the information obtained from Watson Wyatt Data Services was regressed to a revenue slope of $750 million and $1.8 billion. Please revise to clarify whether you are referring to the same market survey data and, if so, why you are referring to two different ranges; if the market survey data was refined, please explain why.

15. Similarly, in the table on page 21, you indicate that Long-Term Incentives were "viewed in relation to the 25th percentiles of the peer group" whereas page 25 of your disclosure indicates that "the Committee targeted NEOs compensation to fall between the 50th and 75th percentiles of Peer Group data for…long-term incentive compensation." Please revise or advise.

Additional Fiscal Year 2008 Compensation Decisions, page 29

16. You state that "[b]ased on competitive market data and recommendations by its independent compensation consultant, coupled with individual performance evaluation results, the Committee took action designed to retain the CFO in the context of revised corporate opportunities and challenges in a difficult economic environment." Please provide additional detail on each of the factors included in this statement.

17. Please provide the basis for determining the rationale and amount of the retention payments for the CEO/CFO and the General Counsel.

Grant of Retention Payment, page 30

18. Please provide additional detail regarding the General Counsel's "revised and expanded responsibilities."

19. Please describe the "other strategic corporate projects."

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

James A. McGrady
Retail Ventures, Inc.
January 29, 2010
Page 6

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director